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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14D-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             The Hertz Corporation
                           (Name of Subject Company)

                                 Ford FSG, Inc.
                               Ford FSG II, Inc.
                               Ford Motor Company
                      (Name of Filing Persons - Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   428040109
                     (Cusip Number of Class of Securities)

                            Peter Sherry, Jr., Esq.
                               Ford Motor Company
                           One American Rd., Rm. 1038
                               Dearborn, MI 48126
                                 (313) 323-2130
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communication on Behalf of Filing Persons)

                                   Copies to:
                           George R. Bason, Jr., Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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                         AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on February 2, 2001 (the "Schedule TO"), by Ford Motor Company, a Delaware corporation ("Ford"), and Ford FSG, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Ford. The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of The Hertz Corporation, a Delaware corporation ("Hertz"), at $35.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

     Items 1 through 9, 11, 12 and 13

     As of February 14, 2001, the Merger Agreement was amended by Amendment No. 1 (the "Amendment"), to provide that Ford will reimburse, or cause the Purchaser to reimburse, Hertz, up to a maximum amount of $5,915,000, for out-of-pocket expenses incurred by Hertz for counsel, investment bankers and printers, in connection with the Merger Agreement and the transactions contemplated thereby. Such reimbursement will be made within 30 days following the submission to Ford by Hertz of evidence (reasonably satisfactory to Ford) of Hertz's payment of such fees and expenses.

     Each of the Compensation Committee of Ford's Board of Directors and Hertz's Board of Directors has approved (i) converting to Ford stock options outstanding Hertz stock options granted under Hertz's Long-Term Equity Compensation Plan, other than those held by Frank A. Olson, Chairman of the Board of Hertz, which will be cashed out based on a Black-Scholes valuation and
(ii) cashing out outstanding Hertz stock options granted under Hertz's Nonemployee Director Stock Option Plan based on a Black-Scholes valuation.

     Items 1 through 9, 11, 12 and 13 of Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     (1) All references to the "Merger Agreement" appearing in the Offer to Purchase shall be deemed to refer to the Merger Agreement, as amended by the Amendment.

     (2) The paragraph appearing in the Offer to Purchase under "Summary Term Sheet -- Do you have the financial resources to make payment?" and under "The Offer -- Source and Amount of Funds" is amended by replacing the number "$715 million" with the number "$721 million".

     (3) The final paragraph appearing in the Offer to Purchase under "Special Factors -- Plans For Hertz After the Offer and the Merger; Certain Effects of the Offer" is amended by replacing the final sentence of such paragraph with the following:

     "Each of the Compensation Committee of Ford's Board of Directors and Hertz's Board of Directors has approved (i) converting to Ford stock options outstanding Hertz stock options granted under Hertz's Long-Term Equity Compensation Plan, other than those held by Frank A. Olson, Chairman of the Board of Hertz, which will be cashed out based on a Black-Scholes valuation and
(ii) cashing out outstanding Hertz stock options granted under Hertz's Nonemployee Director Stock Option Plan based on a Black-Scholes valuation."

     (4) The sections appearing in the Offer to Purchase under "Special Factors -- The Merger Agreement -- Fees and Expenses" and "The Offer -- Fees and Expenses" are each amended by adding the following sentence at the end thereof:


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     "Notwithstanding the foregoing, pursuant to an amendment to the Merger
Agreement dated as of February 14, 2001, Ford has agreed to reimburse, or to cause the Purchaser to reimburse, Hertz, up to a maximum amount of $5,915,000, for out-of-pocket expenses incurred by Hertz for counsel, investment bankers and printers, in connection with the Merger Agreement and the transactions contemplated thereby. Such reimbursement will be made within 30 days following the submission to Ford by Hertz of evidence (reasonably satisfactory to Ford) of Hertz's payment of such fees and expenses."

     Item 12

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (d)(6) Amendment No. 1 dated as of February 14, 2001 to the Merger Agreement by and among Ford, the Purchaser, Ford FSG II, and Hertz (filed herewith as Exhibit (d)(6)).


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              FORD MOTOR COMPANY

                                               /s/ Peter Sherry, Jr.
                                              ----------------------------------
                                              (Signature)

                                              Peter Sherry, Jr.
                                              Assistant Secretary
                                              ----------------------------------
                                              (Name and Title)

                                              2/20/2001
                                              ----------------------------------
                                              (Date)


                                              FORD FSG, INC.

                                               /s/ Peter Sherry, Jr.
                                              ----------------------------------
                                              (Signature)

                                              Peter Sherry, Jr.
                                              Assistant Secretary
                                              ----------------------------------
                                              (Name and Title)

                                              2/20/2001
                                              ----------------------------------
                                              (Date)


                                              FORD FSG II, INC.

                                               /s/ Peter Sherry, Jr.
                                              ----------------------------------
                                              (Signature)

                                              Peter Sherry, Jr.
                                              Secretary
                                              ----------------------------------
                                              (Name and Title)

                                              2/20/2001
                                              ----------------------------------
                                              (Date)


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                                 EXHIBIT INDEX


(d)(6) Amendment No. 1 dated as of February 14, 2001 to the Merger Agreement by and among Ford, the Purchaser, Ford FSG II, and Hertz (filed herewith as Exhibit (d)(6)).


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